Exhibit 1.01

Orthofix Medical Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2025 to December 31, 2025

This Conflict Minerals Report ("Report") of Orthofix Medical Inc. ("Orthofix" also referred to as "we," "us," or "our") has been prepared for the reporting period from January 1, 2025 to December 31, 2025 (the "Reporting Period"), pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is being filed on Form SD. The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements applicable to companies that manufacture or contract to manufacture products containing certain conflict minerals as defined under the Rule.

Conflict minerals under the Rule are defined as cassiterite, columbite-tantalite (coltan), wolframite, and gold, or their derivatives, which are limited to tin, tantalum and tungsten ("Conflict Minerals" or "3TG"). The SEC reporting and disclosure requirements apply to all registrants regardless of geographic origin and whether or not they fund armed conflict. As described below, Orthofix manufactures, or contracts to manufacture, products for which 3TG are necessary to the functionality or production of those products (such 3TG, "necessary 3TG").

The Rule states that if a company knows that any of the necessary 3TG in its supply chain originated in covered countries and are not from recycled or scrap sources, or if it has reason to believe that its necessary 3TG may have originated from the covered countries and has reason to believe that they are not from recycled or scrap sources, then the company must exercise due diligence on the 3TG minerals’ source and chain of custody. For the purposes of this Report, "covered countries", as defined in the Rule include the Democratic Republic of the Congo and the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, relating to our business and financial outlook, which are based on our current beliefs, assumptions, expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "intends," "predicts," "potential," "positioned," "deliver," or "continue" or other comparable terminology. Forward-looking statements are not guarantees of our future performance and involve risks, uncertainties, estimates, and assumptions that are difficult to predict. Any or all forward-looking statements that we make may turn out to be wrong (due to inaccurate assumptions that we make or otherwise), and our actual outcomes and results may differ materially from those expressed in forward-looking statements. Potential risks and uncertainties that could cause actual results to differ materially include, but are not limited to, those set forth in Part I, Item 1A under the heading Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K"); Part II, Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2025 Form 10-K; and elsewhere throughout the 2025 Form 10-K, and in our reports filed with the SEC subsequent to the date we filed the 2025 Form 10-K with the SEC. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement in this Report speaks only as of the date hereof, unless it is specifically otherwise stated to be made as of a different date. Except as required by law, we undertake no obligation to update, and expressly disclaim any duty to update, our forward-looking statements, whether as a result of circumstances or events that arise after the date hereof, new information, or otherwise.

Company Overview and Product Descriptions

Orthofix is a global medical technology company dedicated to advancing healing and restoring mobility for patients with complex musculoskeletal conditions. Headquartered in Lewisville, Texas, Orthofix delivers technology-enabled solutions that support improved clinical outcomes and more efficient care across the continuum. Orthofix offers a focused and differentiated portfolio spanning spinal implants, therapeutic solutions, limb reconstruction systems, biologics and enabling technologies, including the 7D FLASH™ Navigation System. We have two reporting segments: Global Spine and Global Limb Reconstruction.

We identified the following product categories within our reporting segments where we manufactured or contracted to manufacture products during the Reporting Period that could contain necessary 3TG (the "Covered Products"):

Global Spine:

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Therapeutic Solutions manufactures, distributes, sells, and provides support services for market-leading devices used adjunctively in high-risk spinal fusion procedures and to treat both nonunion and acute fractures in the orthopedic space.
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Spinal Implants and Enabling Technologies is comprised of a broad portfolio of spine fixation implant products used in surgical procedures of the spine and image-guided surgical solutions to facilitate degenerative, minimally invasive, and complex surgical procedures.

Global Limb Reconstruction:

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Global Limb Reconstruction offers products and solutions for the underserved limb reconstruction market that encompasses four pillars: deformity correction, limb lengthening, complex fracture management, and limb preservation.

We also market a portfolio of biologics, which is primarily comprised of bone graft substitutes intended to address the key elements of bone regeneration that allow physicians to successfully treat a variety of spinal, orthopedic, and dental conditions. Our Biologics portfolio includes fiber-based and particulate demineralized bone matrices, cellular bone allografts, collagen ceramic matrices, and synthetic bone void fillers in various forms with supporting graft delivery solutions to address a wide range of clinical applications; however, we concluded that such biologics do not contain 3TG minerals.

Supply Chain

We rely on suppliers for various components and parts that are contained in, or utilized in the manufacture of, the Covered Products. As a medical technology company, we do not make purchases of raw ore or unrefined 3TG, nor do we make purchases directly from the covered countries. As such, our position in the supply chain is several steps downstream from mines and smelters. Therefore, we rely on our direct suppliers to provide information on any 3TG included in the components and parts they supply to us and, if applicable, the origin of the 3TG contained in such products – including information on the sources of 3TG that are supplied to them from their suppliers. Further, many of our suppliers are not SEC registrants and therefore are not subject to the reporting requirements of the Rule.

Reasonable Country of Origin Inquiry

We conducted a reasonable country of origin inquiry ("RCOI") of those suppliers providing components and parts containing 3TG contained in, or utilized in the manufacture of, the Covered Products to determine whether such 3TG originated from the covered countries. In determining which suppliers to survey, our supply chain, engineering, and operations personnel use product control data to identify parts, materials, and components that we reasonably expect may contain 3TG. The identified suppliers receive a communication describing our compliance requirements under the Rule and requesting information on any 3TG included in the products supplied to us and the smelters or refiners of such 3TG. Information is requested via the use of the Responsible Minerals Initiative’s ("RMI") Conflict Minerals Reporting Template (the "CMRT"). We review and analyze the information received for completeness and consistency. Where appropriate, we follow up with suppliers to request clarification of their responses that are incomplete or inconsistent.

On the basis of the responses to our RCOI for the Reporting Period, we have reason to believe that some components and parts necessary to the functionality or production of the Covered Products contain 3TG that may have originated from the covered countries and may not be from recycled or scrap sources. Accordingly, we conducted further due diligence on the source and chain of custody of the 3TG contained in those products provided by our suppliers.

Due Diligence and Framework Process

Our due diligence program is designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development’s (the "OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, 3rd Edition (2016). The design of our due diligence measures considers the OECD’s recommendations for downstream entities with no direct relationships with smelters or refiners. Our due diligence includes the following five steps:

1.
Establish Strong Company Management Systems: We have a project team overseeing the supply chain due diligence process, which includes members from our purchasing, supply chain, and finance departments (the "3TG Project Team"). We use the CMRT to survey our supply chain to identify smelters and refiners that may supply 3TG to products within our supply chain. We engage with our suppliers throughout the due diligence process, including communicating our obligations under the Rule and following up with suppliers that provide incomplete or inconsistent responses in their CMRT. In addition, we have developed a Conflict Minerals Policy (available on our website), incorporated expectations of our suppliers into our Supplier Quality Manual, and integrated a 3TG compliance provision into certain of our agreements with direct suppliers that sets forth our expectations that our suppliers will cooperate with our RCOI and due diligence efforts as required by the Rule. We maintain documents related to compliance with the Rule in an electronic database. Further, we have a company hotline that provides employees, suppliers, and third parties with a mechanism to report violations of our internal policies and procedures.
2.
Identify and Assess Risk in the Supply Chain: We distribute the CMRT to suppliers in our supply chain to gather information on 3TG used in the components and parts contained in, or utilized in the manufacture of, the Covered Products. We review each supplier response to the CMRT to assess the adequacy of the responses. Suppliers who fail to respond to our requests receive follow-up communications requesting the information. In the event supplier responses indicate that the products supplied to us contain 3TG and the 3TG may have originated from the covered countries, this information is reported to the 3TG Project Team.
3.
Design and Implement a Strategy to Respond to Identified Risks: We have a risk management plan to address concerns that a supplier may be providing products containing 3TG sourced from the covered countries. If a supplier indicates that its products may contain 3TG sourced from the covered countries, we report the response to the 3TG Project Team, which determines appropriate follow-up actions to mitigate risks.
4.
Rely on Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain: We do not conduct audits of smelters or refiners. Instead, we rely on the RMI’s Responsible Minerals Assurance Process ("RMAP") to perform third-party audits of smelters and refiners, when needed.
5.
Report on Supply Chain Due Diligence: This Report is being filed with the SEC and is publicly available under the "Investors" heading of our website, www.orthofix.com.

Due Diligence Results

We rely on responses from our identified suppliers to provide us with information about the source of 3TG contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their upstream suppliers.

We received responses from the majority of our suppliers that we surveyed indicating they did not knowingly source 3TG from the covered countries. In the limited responses that did indicate that such 3TG could be sourced from a covered country, the applicable suppliers reported that any smelters or refiners used within the covered countries were compliant with RMAP. The remaining suppliers either were still in the process of performing due diligence of their own supply chains or did not respond to initial or follow-up requests for information on the source of 3TG in the products provided to us. For suppliers still in the process of performing and implementing due diligence procedures for their own suppliers, we expect them to develop, implement, and document plans to remedy any potential instances of non-compliance in a timely manner. If the non-compliance cannot be resolved, we consider terminating our relationship with the supplier.

Certain suppliers indicated that they were unable to identify the smelters and refiners used to process the 3TG contained in the products supplied to us or the country of origin of the 3TG within their supply chain. Other suppliers either referred us to general information available on their websites or provided aggregated information regarding the smelters and refiners utilized and the country(ies) of origin of 3TG with respect to all products they offer for sale. In each of these circumstances, the information provided was insufficient to enable the identification of the specific smelter or refiner or the country of origin associated with the particular components or parts containing 3TG supplied to Orthofix for use in, or the manufacture of, the Covered Products, notwithstanding our efforts to obtain such information. Accordingly, we do not have sufficient information to identify all facilities used to process 3TG or the country of origin of the 3TG included in the Covered Products, or to conclude that the Covered Products are "conflict free."

Future Risk Mitigation Efforts

We intend to continue working to improve our due diligence measures during the next reporting period. The steps we may pursue include, but are not limited to, the following:

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continue our due diligence efforts with direct suppliers to identify the facilities used to process the necessary 3TG and the country of origin of such 3TG;
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proactively analyze whether any 3TG will be present in future products that we develop, or to the extent possible, revise the minerals included in existing products;
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continue to include 3TG related provisions in new or amended supplier agreements;

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continue to set forth our expectation of supplier support in our compliance efforts towards ensuring a conflict-free supply chain;
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further engage with suppliers to increase supplier response rates and to improve the quality of supplier responses to conflict-mineral-related inquiries; and
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refine our processes to respond to supply chain risks.